



PowinCorp

American Property Management Corp.

2154 N.E. Broadway · Portland, Oregon 97232-1590
Mailing Address: P.O. Box 12127, Portland, Oregon 97212-0127
Remittance Address: P.O. Box 12529, Portland, Oregon 97212-0529

Commercial Division: Phone 503-281-7779 Fax 503-460-2616
Residential Division: Phone 503-284-2147 Fax 503-287-1587

apmportland.com

Professional Management of:
· Apartments
· Office Buildings
· Industrial Buildings
· Retail Centers
· Record Storage
· Self Storage

February 27, 2008

Joseph Lu
Powin Corporation
6975 SW Sandburg Road, Suite 326
Tigard, Oregon 97223

RE: Account #C-277-6471-02
Rental Adjustment

Dear Mr. Lu:

Your Lease Agreement provides for a rental adjustment effective April 1, 2008. This adjustment is based on the percentage increase of the Consumer Price Index (CPI*) from January 2007 through January 2008 and is calculated as follows:

Effective April 1, 2008, your monthly rental rate is $3,177.46.

The breakdown is as follows:

-Percentage Increase-

January 2008 CPI	211.080
(less) January 2007 CPI	202.416
equals point increase	8.664
equals percentage increase (8.664 divided by 202.416)	4.3%

Said increase shall be subject to a minimum annual increase of 3% and a maximum annual increase of 5%.

-Rental Adjustment-

Current monthly rental	$3,046.46
Times 4.3% CPI increase	.043
Equals monthly rental increase	$ 131.00
Equals April 2008 allowable monthly rental adjustment	$3,177.46

A utility adjustment will not be billed for the past year, as there was no increase in basic utility costs for the building.

American Property Management Corp. thanks you for your tenancy.

Sincerely,
American Property Management Corp.

Phil Hansen, CPM
Commercial Property Manager

*The CPI Adjustment is based on the urban U.S. Cities, and the information may be obtained from the U.S. Bureau of Labor, telephone number 503-326-2081.

PH:LK
S:\Lisa\Phil Hansen\Rent-Utility Adj\6471-02RENTADJ.DOC



American Property Management Corp.

2154 N.E. Broadway · Portland, Oregon 97232-1590
Mailing Address: P.O. Box 12127, Portland, Oregon 97212-0127
Remittance Address: P.O. Box 12529, Portland, Oregon 97212-0529

Commercial Division: Phone 503-281-7779 Fax 503-460-2616
Residential Division: Phone 503-284-2147 Fax 503-287-1587

apmportland.com

Professional Management of:
· Apartments
· Office Buildings
· Industrial Buildings
· Retail Centers
· Record Storage
· Self Storage

March 6, 2007

Joseph Lu
Powin Corporation
6975 SW Sandburg Road, Suite 326
Tigard, Oregon 97223

Re: Account #C-277-6471-02

Dear Mr. Lu,

Thank you for your continued tenancy at the Times Square Office Building.

Enclosed is one fully executed copy of the Third Amendment to Lease for your records.

Your new monthly rental rate will be **$3,046.46** commencing April 1, 2007.

Please contact your insurance company to provide a Certificate of Insurance to our
office naming American Property Management Corp. as agent for and on behalf of
Weston Investment Co. LLC as an additional insured as indicated under Item #12.1 of
the Lease Agreement within five (5) days of receipt of this correspondence.

I believe this takes care of everything. If you have any questions, please give me a call
at 503-624-8240.

Sincerely,

American Property Management Corp.

Phil Hansen, CPM
Commercial Property Manager

LK/
Enclosure(s)

CC: Doug Lindholm, Vice President of Commercial Property
         Steve Burg, Director of Commercial Property
         Tracie Massy, Commercial Property Administrator

S:\Lisa\Phil Hansen\Return\6741-02returnletter.doc


OHIO CASUALTY GROUP

(handwritten top right) American Property + ... Liability Insurance

9450 ~~Seward~~ Road, Fairfield, Ohio 45014
www.ocas.com

Commercial Coverage
Insurance Bill

ACCOUNT NUMBER	ACCOUNT BALANCE
3691602194	**$1,245.00**
BILLING DATE	DUE DATE
01/02/2007	**01/22/2007**
	MINIMUM DUE
	$207.50

PAYOR	AGENT	AGENT'S PHONE NO.
POWIN USA CORPORATION 6975 SW SANDBURG RD STE 326 TIGARD OR 97223-8088	UNITED INSURANCE SERVICES 4800 SW GRIFFITH DR STE 101 BEAVERTON OR 97005-8700	(503) 646-4438

Dear Customer,

WE APPRECIATE THE OPPORTUNITY TO SERVICE YOUR ACCOUNT.

LET US KNOW IF WE CAN HELP YOU.

If you need assistance, contact your agent at the above number; or see the 'Need Assistance?' section of your billing statement that follows.

Account Summary

Date	Activity	
09/28/2006	Prior Account Balance	$0.00
	Payment Received	$0.00
12/28/2006	New Activity Amount	$1,245.00
01/02/2007	Account Balance	$1,245.00

Account Detail for POWIN USA CORPORATION

POLICY TYPE	POLICY NUMBER	EFFECTIVE DATE/ EXPIRATION DATE	ACCOUNT ACTIVITY	NEW ACTIVITY AMOUNT	ACCOUNT BALANCE	MINIMUM DUE
COMMERCIAL AUTO	BAO 52811047	02/01/2007 - 02/01/2008	RENEWAL	$195.00	*See Note	---
COMMERCIAL AUTO	BAO 52811047	02/01/2007 - 02/01/2008	INSTALLMENT DUE	---	195.00	32.50
PACKAGE	BKO 52811047	02/01/2007 - 02/01/2008	RENEWAL	1,050.00	*See Note	---
		02/01/2007 - 02/01/2008	INSTALLMENT DUE	---	1,050.00	175.00

*Note: New Activity Amount is reflected in the Installment Due **Total** $1,245.00 $1,245.00 $207.50

For your Records: Amount Paid *(handwritten)* $1245. Date Paid *(handwritten)* 1/14/07 Check No *(handwritten)* 1242

continued on back page



AMERICAN PROPERTY MANAGEMENT CORP.
2154 N.E. Broadway Portland, Oregon 97232
Mailing Address: P.O. Box 12127, Portland, Oregon 97212
Phone 503-281-7779 Fax 503-460-2616

THIRD AMENDMENT TO LEASE
LEASE EXTENSION

Date: February 7, 2007

AMERICAN PROPERTY MANAGEMENT Account #C-277-6471-02

It is mutually agreed that the Lease Agreement dated February 4, 1998, First Amendment to Lease dated November 29, 2000, and Second Amendment to Lease dated January 20, 2004 (collectively the "LEASE") between AMERICAN PROPERTY MANAGEMENT CORP. as agent for and on behalf of WESTON HOLDING CO., L.L.C. ("LESSOR"), and Powin Corporation, an Oregon corporation ("LESSEE"), for Suite #326 and Suite #328 consisting of approximately 2,089 rentable square feet (this measurement includes a load factor for the building of 10%) ("Premises") in the Times Square Office Building located at 6975 SW Sandburg Rd. in Tigard, Oregon ("Building") is hereby modified as follows:

If any provisions contained in this Third Amendment to Lease are inconsistent with any other provisions of the LEASE, the provisions contained in this Third Amendment to Lease shall control.

Article 1 **ACCOUNT NUMBER**

Page One of the LEASE shall be changed as follows:

LESSOR'S account number shall read #C-277-6471-02 and includes #C-277-6477-02

Article 2 **LESSOR NAME**

Page One of the LEASE shall be changed as follows:

LESSOR'S name shall read: AMERICAN PROPERTY MANAGEMENT CORP. as agent for and on behalf of WESTON INVESTMENT CO. LLC.

Article 3 **EXTENSION TERM**

Page One of the LEASE shall be amended with the addition of the following:

Commencing April 1, 2007, the Lease term shall be extended for a period of two (2) years and terminate March 31, 2009 ("Extension Term").

Lessor ____ Lessee ____

Article 4   **BASE RENTAL**

Page One of the LEASE shall be amended with the addition of the following:

Commencing April 1, 2007, the initial base rental for the Extension Term shall be $3,046.46 per month.

Article 5   **SECURITY DEPOSIT**

Section 4.1 of the LEASE, "Security Deposit," shall be amended with the addition of the following:

The LESSEE shall submit with this signed Third Amendment to Lease the base rent for the first month of the Extension Term and an additional Security Deposit of $127.95, which shall be held by the LESSOR together with Security Deposit currently deposited with the LESSOR under the original Lease ($3,070.83). The Security Deposit equal to the estimated last month's base rent ($3,198.78) shall be held by the LESSOR in accordance with the provisions of the original LEASE.

Article 6   **RENTAL ADJUSTMENT**

Section 38.1 of the LEASE, "Rental Adjustment," shall be replaced with the following:

The percentage increase in the yearly Consumer Price Index for U.S. City average (all urban consumer) as of January 2007 and the same Consumer Price Index as of January 2008 and on the same month of each year of the LEASE term. Such information will be secured from the U.S. Bureau of Labor Statistics. Said increase shall be subject to a minimum annual increase of 3% and a maximum annual increase of 5%.

Article 7   **RENTAL ADJUSTMENT DATES**

Section 38.2 of the LEASE, "Rental Adjustment Dates," shall be amended with the following:

The rental adjustment date will be April 1, 2008.

Article 8   **UTILITY ADJUSTMENT**

Section 38.3 of the LEASE, "Utility Adjustment," shall be deleted and replaced with the following:

LESSEE shall pay as Additional Rent, one (1) time per year, LESSEE'S proportionate share of any increase in basic utility costs for the Building.

The base period shall be January 2006 through December 2006, during which time the actual utility costs were $(To Be Determined). The comparison period shall be defined as the twelve calendar month period directly following the base period and every consecutive twelve calendar month period thereafter. The actual utility costs shall be defined as all Building meter accounts paid by the LESSOR. For the purposes of the utility adjustment, the Utility Building size shall be the actual useable square feet less any space separately metered or submetered or 20,322 square feet and the LESSEE'S pro-rata share is 9.34% which is based on the actual Premises useable square feet divided by the Utility Building size. Since the useable square feet of the Building can change, the above Utility Building size and LESSEE'S pro-rata share is subject to change.

Lessor_____ Lessee_____

The one (1) time per year utility payment, if any, shall be paid by the LESSEE every April 1st, starting April 1, 2008, and shall be calculated as follows:

First, before any comparison of utility costs is made, the base period actual utility costs shall be increased by the CPI percentage change using the base period CPI compared to the comparison period CPI to create an "adjusted" base amount. Next, the "adjusted" base amount shall be subtracted from the comparison period actual utility costs. Last, the difference shall be multiplied by the LESSEE'S pro-rata share. This amount will be due and payable as a one (1) time per year Additional Rent charge paid by the LESSEE every April 1st, starting April 1, 2008. An example is as follows:


Example


1.). Actual Building Size ....20,000 useable sq. ft.
2.) Building Tenants who pay their utilities direct
    on separate meters or separately read submeters................. 2,500 useable sq. ft.
3.) Adjusted Building Size .... 17,500 useable sq. ft.
4.) LESSEE'S Premises =... 1,000 useable sq. ft.
5.) LESSEE'S pro-rata share =.. 5.7%
6.) Actual Utility Costs during Base Period for
    Entire Building $17,500.00 ($1.00/rsf/yr)
7.) Base Period CPI.. 183.5 (May 2003)
8.) Comparison Period CPI.. 194.4 (May 2005)
7.) CPI Percentage Increase.. x   5.9%
8.) "Adjusted" Base Amount.. $18,532.50
9.) Actual Utility Costs during Comparison Period
    for Entire Building... $19,600.00 (12%increase)
10.) Difference between Comparison Period Actual Utility
    Costs and "Adjusted" Base Amount........................... $ 1,067.50
11.) Tenant's annual Pro-rata Share 5.7% or $60.85, which is a one (1) time per year payment made by the LESSEE.

Article 9   INTERIOR DESIGN & MODIFICATION/ LESSOR AGREED TENANT IMPROVEMENTS

Section 42.1 of the LEASE, "Interior Design & Modification," and Section 43.1 of the LEASE, "Lessor Agreed Tenant Improvements," shall be amended with the following:

See Exhibit "B-3" Space Plan and Exhibit "C-4" Interior Space Work Agreement, incorporated herein by reference.

If any provisions contained in this Exhibit "C-4" Interior Space Work Agreement are inconsistent with any other provisions contained in this LEASE (ie: Exhibit "B", "B-1", "B-2" or "B-3" Space Plan), the provisions contained in this Exhibit "C-4" Interior Space Work Agreement shall control.

Article 10   FLOOR PLAN

Lessor _____ Lessee _____

See attached Exhibit "E-3" Floor Plan, incorporated herein by reference.

Article 11   **COMPLETE AGREEMENT**

The signing of this Third Amendment to Lease by the parties hereto constitutes a Lease between them incorporating all of the terms and conditions contained in the original LEASE heretofore made between LESSEE and LESSOR, or LESSOR'S predecessor in interest, except as modified by the terms of this Third Amendment to Lease. If any provisions contained in this Third Amendment to Lease are inconsistent with any other provisions of the original LEASE, the provisions in this Third Amendment to Lease shall control. This Third Amendment to Lease is to be attached to the original LEASE, which is to be deemed a part of it. This Third Amendment to Lease shall not be binding at the sole option of the LESSOR if, as of the commencement date of the Extension Term herein, the LESSEE is in default under any of the provisions of the original LEASE above described.

Article 12   **EXPIRATION OF OFFER**

This offer to extend LESSEE'S LEASE shall expire at <u>the sole option of the LESSOR</u> if this Third Amendment to Lease is not signed and delivered to the LESSOR with no changes and accompanied by appropriate pre-paid monies by February 21, 2007.

Lessor _____ Lessee _____

IN WITNESS WHEREOF, the respective parties have executed this instrument in duplicate on this, the day, the month, and the year hereinbelow written, any corporation signature being by authority of its Board of Directors.

LESSOR:
AMERICAN PROPERTY MANAGEMENT CORP.
as agent for and on behalf of
WESTON INVESTMENT CO. LLC



X_____
Douglas D. Lindholm
Vice President of Commercial Property

Date: _____ 2/23/07

LESSEE:
Powin Corporation,
an Oregon corporation

By: _____
Name: ___Joseph Lu_____
Title: ___President_____

Date: ___2/20/07_____

S:/LR/PH/6471-02 Third Amendment to Lease(09/18/06LR)

EXHIBIT "B-3" SPACE PLAN

Powin Corporation, an Oregon corporation'
6975 SW Sandburg Rd., Suites 326 and 328, Tigard, OR 97223
Account #C-277-6471-02 and Account #C-277-6477-02



TIMES SQUARE
SUITE 326 – 328
6975 SW SANDBERG
PORTLAND, OR 97223

Any changes to this Exhibit "B-3" Space Plan are subject to LESSOR'S approval. Any changes to this plan shall be at LESSEE'S sole cost and expense, shall not delay the Commencement Date, and may delay LESSEE'S occupancy.

If any provision contained in Exhibit "C-4" Interior Space Work Agreement is inconsistent with any other provision contained in this LEASE (ie: Exhibit "B", "B-1", "B-2" or "B-3" Space Plan), the provisions contained in Exhibit "C-4" Interior Space Work Agreement shall control.

Lessor _____ Lessee _____

EXHIBIT "C-4" INTERIOR SPACE WORK AGREEMENT
Powin Corporation, an Oregon corporation
6975 SW Sandburg Rd., Suites 326 and 328, Tigard, OR 97223
Account #C-277-6471-02 and Account #C-277-6477-02

ITEM	ACCEPTED AS-IS	AGREED IMPROVEMENTS	LESSOR EXPENSE	LESSEE EXPENSE
PAINTING: (Building Standard Color)	X	None		
FLOORCOVERING: (Building Standard Direct Glue Down Carpet, Color/Cove Base Color)	X	None		
VINYL FLOORCOVERING: (Building Standard Vinyl)	X	None		
LIGHTING: (Building Standard Fixtures and Distribution)	X	None		
ELECTRICAL: (Building Standard 110 Volt)	X	None		
CEILING: (Building Standard Acoustical Tile)	X	None		
PARTITIONS: (Building Standard Sheetrock)	X	None		
DOORS/FRAMES: (Building Standard Quality)	X	None		
LOCKS/HARDWARE: (Building Standard Quality)	X	None		
RELIGHTS: (Building Standard Interior)	X	None		
WINDOWCOVERING: (Building Standard Exterior)	X	None		
TELEPHONE: (Building Standard Mud Rings)	X	None		
EXISTING VOICE AND DATA LINES:	X	None		

LESSEE acknowledges that LESSOR will be performing the above described work during normal business hours. LESSEE agrees to move all furniture and equipment at least three (3) feet away from work areas.

If LESSEE is modifying the existing space layout, or expanding their Premises, it is understood and agreed that all Lessor Agreed Tenant Improvement work may be performed during normal business hours and will not be deemed as an interruption of LESSEE'S business and that AMERICAN PROPERTY MANAGEMENT CORP. assumes no liability for damage to any existing hidden electrical located in the walls, ceiling and/or floors (i.e., electrical for phones, fax, computers, office equipment, etc.) that is not indicated on this agreement and brought to the attention of AMERICAN PROPERTY MANAGEMENT CORP. prior to the office remodel or is not equipped with an appropriate power surge protection device. If any provisions contained in this Exhibit "C-4" Interior Space Work Agreement are inconsistent with any other provisions contained in this LEASE (ie: Exhibit "B", "B-1", "B-2" or "B-3" Space Plan), the provisions contained in this Exhibit "C-4" Interior Space Work Agreement shall control.

Lessor _____ Lessee _____





EXHIBIT "E-4" FLOOR PLAN

Powin Corporation, an Oregon corporation
6975 SW Sandburg Rd., Suites 326 and 328, Tigard, OR 97223
Account #C-277-6471-02 and Account #C-277-6477-02

= Premises
TIMES SQUARE
THIRD FLOOR
6975 SW SANDBERG
PORTLAND, OR 97223
SUITE 310
SUITE 320
SUITE 326
SUITE 300
SUITE 370
WOMEN
MEN
TELEPHONE ROOM
SUITE 330
SUITE 350
SUITE 360
SUITE 340

The above Floor Plan is meant to show the approximate location of the Premises in relation to the rest of the floor only. It may not show an accurate as-built drawing and is not meant for tenant improvement purposes.

Lessor ____ Lessee ____